Exhibit 99.3

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

December 23, 2009	Trading Symbol: TSX – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

SABODALA PROPERTY RESULTS CONTINUE TO EXPAND NEW DISCOVERIES AND EXTEND LIMITS OF MINERALIZATION AT OJVG’S COMBINED OPEN PIT AND UNDERGROUND DEPOSITS

HIGHLIGHTS

•	Drilling at the higher grade Epsilon (Kourouloulou) and Kerekounda Deposits continues to intersect mineralization with grades favourable for underground mining including:

	Kourouloulou	Kerekounda

	- 16.83 g/t gold over 3 metres in DH-560	- 51.71 g/t gold over 1 metre in DH-582
	- 29.64 g/t gold over 2 metres in DH-568	- 15.44 g/t gold over 3 metres in DH-591
	- 14.50 g/t gold over 5 metres in DH-597	- 4.87 g/t gold over 10 metres in DH-596

•	Drill results from the Cloverleaf (Koulouquinde) Prospect suggest that it may become another higher grade gold deposit with considerable underground mining potential, with recent results including:

- 13.13 g/t gold over 3 metres in RC-649
- 96.45 g/t gold over 1 metre in RC-653
- 14.24 g/t gold over 7 metres in RC-655

•
Successful trenching at a New Discovery of near surface oxide mineralization at Kobokoto South includes intervals of 1.25 g/t gold over 35 metres, 1.91 g/t gold over 9 metres and 3.42 g/t gold over 5 metres.

Oromin Explorations Ltd. (“Oromin”) on behalf of the Oromin Joint Venture Group Limited (“OJVG”), is pleased to provide a drilling update and summary for the ongoing exploration program at its Sabodala Gold Project in eastern Senegal, West Africa. As at December 2009, OJVG has outlined 7 gold deposits and 18 gold targets within a 22 km long, 5 to 8 km wide, northeast trending structural corridor.

The 2009 drilling program has concluded and the 2010 drilling campaign will re-start in early January 2010.

Since the most recent OJVG resource update in August, 2009, 182 additional RC and core drill holes have been completed. The focus of the current drilling is the outlining of additional resources at the higher grade Golouma area deposits for their inclusion in a resource update due in Q2, 2010. These deposits include the most recent high grade discoveries at Epsilon (“Kourouloulou”) and Cloverleaf (“Koulouquinde”) and the high grade, down-dip extensions of the current indicated resources at the Kerekounda, Golouma West and Golouma South deposits. All of these deposits host combined open pit and underground mining opportunity.

For more complete results and descriptions of these numerous gold deposits, please refer to previous news releases dated May 14, 2009, September 9, 2009 and October 7, 2009.

KOUROULOULOU DEPOSIT

Significant gold mineralization at the Kourouloulou (formerly named Epsilon) open pit and underground deposit was announced in May 2009. Since then 67 additional drill holes have been completed outlining a multiple quartz vein system over a strike length of 220 metres and to depths of 200 to 225 metres. The Kourouloulou mineralized zones remain open to expansion along strike as well as to depth. OJVG is drilling the deposit at closely spaced centres with the focus of outlining Indicated Resources for the planned Q2, 2010 resource update. All of the recent results and pending results for four additional holes, will be included in the Q2, 2010 resource update. Significant results include the following:

Kourouloulou Deposit
Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)

RC-170*	53568N/5486E	030/-50	76-79	3	50.39
RC-176*	53590N5454E	030/-50	51-56	5	19.97
RC-578*	53553N/5375E	030/-50	56-68	12	10.20
RC-579*	53501N/5345E	030/-50	192-204 209-217	12 8	23.53 16.54
RC-637*	53565N/5383E	030/-50	35-42	7	24.56
DH-456*	53528N/5337E	030/-50	104-106	2	13.09
DH-505*	53559N/5396E	030/-45	40-44	4	81.10
DH-520*	53553N/5410E	030/-45	48-51	3	27.79
DH-522*	53553N/5410E	030/-60	52-56	4	196.27
DH-524*	53553N/5410E	030/-75	161-162	1	58.02
DH-540	53563N/5435E	030/-50	93-95	2	29.26
DH-544	53568N/5417E	030/-45	77-79	2	14.13
DH-557	53777N/5527E	360/-45	41-43	2	7.04
DH-560	53601N/5515E	030/-50	78-81 incl.79-80	3 1	16.83 45.28
DH-568	53818N/5547E	360/-65	47-49 incl.48-49	2 1	29.64 50.91
DH-579	53582N/5408E	030/-70	24-30 incl.27-30 105-107	6 3 2	6.87 11.95 6.61
DH-581	53600N/5419E	030/-70	65-67	2	6.17
DH-588	53512N/5388E	030/-65	83-84 182-183	1 1	35.39 15.50
DH-592	53545N/5406E	030/-65	147-148	1	6.17
DH-594	53545N/5406E	030/-80	203-204	1	6.53
DH-597	53574N/5422E	030/-68	38-43 incl.42-43 103-108 incl.103-105	5 1 5 2	5.35 17.70 14.50 33.66

* Previously Released

KEREKOUNDA DEPOSIT

To the end of the OJVG’s 2009 drill program, a total of 28 additional holes have been completed at the Kerekounda open pit and underground deposit beyond those included in the August 2009 resource update. The majority of these holes were deep step-outs targeting higher grade mineralization both down-dip and laterally from previously defined Indicated Resources. Successful drilling results from these holes, including the most recent, will expand the mineralization beyond previous resource outlines which should further enhance the underground mining opportunity at Kerekounda.

Furthermore, these successful drill holes confirm that the higher grade zones comprising the Kerekounda deposit remain open to expansion both laterally and to depth, providing a future resource expansion opportunity. All of the recent results and pending results for two additional holes will be included in the Q2, 2010 resource update. Significant results include the following:

Kerekounda Deposit
Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)

RC-458*	54677N/5409E	060/-60	112-122	10	7.15
RC-463*	54701N/5457E	060/-70	66-73	7	25.34
RC-535*	54627N/5458E	060/-60	86-98	12	15.33
DH-415*	54616N/5441E	060/-60	116-121	5	12.22
DH-424*	54665N/5415E	060/-60	112-116	4	14.89
DH-426*	54588N/5255E	060/-60	287-300	13	10.12
DH-468*	54584N/5209E	060/-50	311-318	7	12.45
DH-488*	54541N/5204E	060/-54	360-369	9	7.17
DH-578	54552N/5242E	060/-60	322-324	2	12.59
DH-582	54461N/5396E	060/-68	274-275	1	51.71
DH-589	54513N/5288E	060/-59	308-311 335-336	3 1	8.35 9.00
DH-591	54484N/5298E	060/-60	312-315 incl.314-315 340-344 incl.342-343	3 1 4 1	15.44 43.09 7.89 23.89
DH-596	54584N/5191E	056/-53	325-335 incl.328-331	10 3	4.87 7.89
DH-605	54577N/5232E	059/-62	319-321 incl.320-321	2 1	28.05 53.10

* Previously released

GOLOUMA WEST AND GOLOUMA SOUTH DEPOSITS

At the conclusion of OJVG’s 2009 drill program, a total of 33 additional holes had been completed at the Golouma West and Golouma South open pit and underground deposits, beyond those holes included in the August 2009 resource update. The majority of these holes targeted higher grade mineralization as deep step-out holes both down-dip and laterally from previously defined Indicated Resources. Successful drilling results from these holes, including the most recent sequence of holes, will expand mineralization beyond previous resource outlines, enhancing underground mining opportunities at both deposits.

Based on the favourable results from recent drilling at Golouma West and Golouma South, expansion opportunities both laterally and to depth have been confirmed. All of the recent drilling results, plus additional pending results for four additional holes, will be included in the Q2, 2010 resource update. Significant results include the following:

Golouma West Deposit
Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)

DH-434*	53265N/4706E	015/-60	304-313	9	13.39
DH-517*	53355N/4658E	015/-70	275-279	4	6.27
DH-526*	53355N/4634E	015/-70	302-305	3	9.94
DH-539*	53299N/4673E	015/-67	311-321	10	17.54
DH-587	53574N/4408E	016/-60	120-137 Incl.128-132 146-149	17 4 3	2.84 5.41 3.10
DH-590	53510N/4370E	016/-62	237-242	5	4.07

* Previously released

Golouma South Deposit
Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)

RC-555*	52593N/4999E	110/-64	159-168	9	12.79
RC-557*	53058N/4955E	110/-59	257-263	6	8.01
DH-519*	53163N/4959E	110/-60	262-273	11	8.26
DH-523*	53138N/4959E	110/-67	275-280	5	5.55
DH-528*	53095N/5008E	110/-60	200-204	4	12.52
DH-545	52958N/5135E	110/-60	38-46 incl.38-42	8 4	4.29 6.04
DH- 548	52949N/5108E	110/-60	51-55 incl.54-55	4 1	4.71 13.99

* Previously released

KOULOUQUINDE PROSPECT

Recent drilling at the Koulouquinde Prospect (formerly named Cloverleaf) is indicating that this prospect may become the newest gold deposit offering a higher-grade open pit and underground mining opportunity for OJVG.

The intent of the recent drilling program at this prospect is to have enough drill information to be included in the Q2, 2010 resource update.

Oromin has recently completed 16 reverse circulation holes at the Koulouquinde (Cloverleaf) prospect to follow up previous favourable results of 41.98 g/t gold over 1 metre in RC-642 at the North Koulouquinde zone and 6.78 g/t gold over 5 metres in RC-644 at the Main Koulouquinde vein system. Available results from the recent drilling listed in the accompanying table are all from the Main Koulouquinde vein system, except for RC-653 (96.45 g/t gold over 1 metre) that is from the North Koulouquinde zone. Drilling has now tested the Main Koulouquinde vein system over a strike extent of approximately 200 metres and to depths of approximately 125 to 150 metres below surface. Both the Main Koulouquinde and North Koulouquinde zones remain open to expansion. Results are pending for six of the holes recently completed at the Koulouquinde prospect.

Significant results from the recent drilling at the Koulouquinde prospect are summarized in the following table:

Koulouquinde Prospect
Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)

RC-648	52365N/4485E	340/-68	16-19 125-126	3 1	5.18 7.00
RC-649	52380N/4525E	340/-50	74-77 incl.74-75	3 1	13.13 29.46
RC-653	52705N/4418E	220/-50	156-157	1	96.45
RC-655	52382N/4480E	015/-50	48-55 incl.48-51 incl.49-50 71-72 143-144	7 3 1 1 1	14.24 30.92 66.53 9.19 30.86

NEW DISCOVERY

KOBOKOTO SOUTH PROSPECT

Kobokoto South (formerly named Gamma) is an open-ended NE-SW trending, > 50 ppb gold-in-soil Geochem anomaly measuring a minimum of 1,300 metres in strike extent containing a high value of 1,990 ppb gold. Rock sampling results include values of up to 6.33 g/t gold and 7.48 g/t gold within the soil anomaly.

Oromin recently completed a series of twelve excavator trenches covering a 1,000 metre strike extent of this Prospect. Field observations indicate that hosting geology, alteration, structure and mineralization are very similar to the near-surface oxide mineralization previously observed in trenches and drilling at the Masato, Niakafiri and Maki Medina deposits. Favourable trench results from this phase of exploration include:

•	1.85 g/t gold over 4 metres in TRX-329
•	1.21 g/t gold over 11 metres, including 2.39 g/t gold over 3 metres in TRX-330
•	1.91 g/t gold over 9 metres, including 3.59 g/t gold over 2 metres in TRX-332
•	1.85 g/t gold over 5 metres in TRX-334
•	2.03 g/t gold over 5 metres in TRX-335
•	1.25 g/t gold over 35 metres, including 23.53 g/t gold over 1 metre, 3.64 g/t gold over 1 metre and 2.58 g/t over 3 metres in TRX-336
•	3.42 g/t gold over 5 metres in TRX-337

Additional trenching and drilling evaluation is planned for Kobokoto South in next year’s exploration program.

Technical supervision

Doug Turnbull, P. Geo., is a qualified person for the purposes of National Instrument 43-101, and has verified the data disclosed in this news release. William Bond, P. Geo., is also a qualified person for the purposes of National Instrument 43-101, and has supervised geologic field procedures.

Mineralized intervals for reported drill hole intersections are based on 1-metre samples utilizing a 1.0 g/t gold cutoff level. No cutting of gold assays has been employed for reported intervals. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com. Please refer to the Corporate Presentation in the “Investors/Presentations” section of the website and our previous news releases, for additional project information.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President

Cautionary Statement
This document contains "forward-looking statements" within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company's documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.